SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

CONTINENTAL MINERALS CORPORATION
(Name of Issuer)

CONTINENTAL MINERALS CORPORATION
JINCHUAN GROUP LTD.
JINQING MINING INVESTMENT LIMITED
(Names of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

211653
(CUSIP Number of Class of Securities)

Youhuai Wang	Sanlin Zhang
President	Vice-President
Continental Minerals Corporation	Jinchuan Group Ltd.
2600 - 595 Burrard Street	Jinchang, Gansu
Vancouver, British Columbia	737103, People’s Republic of China
V7X 1L3	Facsimile No.: +86-935-8811612

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Bernhard Zinkhofer	Peter C. Kalbfleisch
McMillan LLP	Blake, Cassels & Graydon LLP
1500 – 1055 West Georgia Street	2600 – 595 Burrard Street
Vancouver, British Columbia	Vancouver, British Columbia
V6E 4N7	V7X 1L3
(604) 691-7483	(604) 631-3309

This statement is filed in connection with (check the appropriate box):
a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ X ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$389,830,655.28*	$45,259.34**

*

For purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, the transaction value of the common shares of Continental Minerals Corporation to be acquired by JinQing Mining Investment Limited, a wholly-owned subsidiary of Jinchuan Group Ltd., assuming completion of Arrangement (as defined and described herein), is calculated as follows: multiplying (i) 147,663,127, the number of shares of Continental Minerals Corporation and shares issuable upon exercise of options of Continental Minerals Corporation held by holders other than Jinchuan Group Ltd. and JinQing Mining Investment Limited, by (ii) $2.64 (the U.S. dollar equivalent of C$2.60, based on the noon rate in Canada as published by the Bank of Canada on January 17, 2010 of C$1.00 = US$1.0140), the price to be paid for the shares held by such shareholders.

**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0001161.

[ X ]

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $45,259.34
Form or registration no.: Schedule 13E-3
Filing Party: Continental Minerals Corporation, Jinchuan Group Ltd. and JinQing Mining Investment Limited
Date Filed: February 11, 2011

This Amendment No. 3 (this “Final Amendment”) to the Schedule 13E-3 first filed on February 11, 2011, and as amended by Amendment No. 1 filed on March 24, 2011 and Amendment No. 2 filed on April 8, 2011, is being filed with the Securities and Exchange Commission (the “SEC”) by Continental Minerals Corporation (the “Company”), a company organized under the laws of British Columbia, Canada, Jinchuan Group Ltd., a company organized under the laws of China, and JinQing Mining Investment Limited (the “Acquiror”), a company organized under the laws of Canada, (collectively, the “Filing Persons”) with respect to the plan of arrangement (the “Arrangement”) pursuant to which the Acquiror acquired all of the outstanding common shares of the Company (the “Common Shares”) not already owned, directly or indirectly, by Jinchuan Group Ltd., and the Company became a wholly-owned subsidiary of the Acquiror.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

Item 15. Additional Information

Item 15 is hereby amended and supplemented as follows:

At the reconvened special securityholders meeting held on April 22, 2011, securityholders of the Company passed the special resolutions required to approve the Arrangement. Similarly, a vote of disinterested common shareholders, which excluded Jinchuan Group Ltd., passed.

The final court order approving the Arrangement was obtained from the British Columbia Supreme Court on April 27, 2011.

As a result of the Arrangement, the Company’s common and preferred shares ceased to trade on the TSX Venture Exchange (the “TSX”) as of the open of trading on April 29, 2011, will be delisted from the TSX and will be deregistered under the Securities Exchange Act of 1934.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 3, 2011

CONTINENTAL MINERALS CORPORATION

By:	/s/ Youhuai Wang
	Name:	Youhuai Wang
	Title:	President

JINCHUAN GROUP LTD.

By:	/s/ Sanlin Zhang
	Name:	Sanlin Zhang
	Title:	Vice President

JINQING MINING INVESTMENT LIMITED

By:	/s/ Youhuai Wang
	Name:	Youhuai Wang
	Title:	President, CEO